Exhibit 23(a)




Consent of Independent Auditors


The Board of Directors
General Electric Company:

We consent to the use of our report incorporated by reference in the Registration Statement on Form S-3 of General Electric Company, which report dated February 8, 2002 relates to the statement of financial position of General Electric Company and consolidated affiliates as of December 31, 2001 and 2000 and the related statements of earnings, changes in share owners' equity and cash flows for each of the years in the three-year period ended December 31, 2001 and appears in the December 31, 2001 annual report on Form 10-K of General Electric Company. Our report refers to changes in the method of accounting for derivative instruments and hedging activities and impairment of certain beneficial interests in securitized assets.

We also consent to the reference to our firm under the heading "Experts" in the Registration Statement.






/s/ KPMG LLP

Stamford, Connecticut
April 8, 2002